Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: January 21, 2016

January 21, 2016

Trading Statement

Fourth quarter and Full year 2015

Key highlights from the fourth quarter:

•	Net sales excluding gas up 4.3% at constant exchange rates and adjusted for week 53

•	In the U.S. identical sales excluding gas grew 1.6%, mainly driven by the New York Metro market

•	In the Netherlands identical sales increased 3.2%, reflecting strong holiday performance

•	Group online sales growth continued to accelerate; adjusted net consumer sales increased 29.1%

•	Expected total underlying operating margin higher than previous quarter and last year

•	FY 2015 free cash flow expected to be above last year

Zaandam, the Netherlands - Ahold today announced consolidated net sales of €9.8 billion for the fourth quarter of 2015, an increase of 21.4% compared to the fourth quarter of 2014. At constant exchange rates, net sales were up 11.8%. For the full year 2015, consolidated net sales were €38.2 billion, an increase of 16.6% compared to 2014. At constant exchange rates, net sales were up 4.3%.

Consolidated net sales in the fourth quarter and for the full year 2015 included a positive impact from an additional week compared to the previous year. Net sales in the fourth quarter and for the full year 2015 increased 3.1% and 2.3%, respectively, at constant exchange rates and on an adjusted basis. Excluding gas, net sales in the fourth quarter and for the full year 2015 increased 4.3% and 3.8%, respectively, at constant exchange rates and on an adjusted basis.

In the United States, sales excluding gas, adjusted for an additional week in 2015, increased 4.1% at constant exchange rates compared to the fourth quarter 2014. We successfully converted the 25 acquired former A&P stores during the quarter. Identical sales excluding gas were up 1.6%, positively affected by competitor store closures in the New York Metro market. Market share for the fourth quarter and full year increased compared to last year. We expect underlying operating margin for the fourth quarter to be higher than the previous quarter, positively affected by the additional week this quarter.

In the Netherlands, sales adjusted for an additional week in 2015 increased 5.5% compared to the fourth quarter of 2014, reflecting a strong holiday season. Identical sales increased 3.2% compared to the fourth quarter of 2014, with our online businesses bol.com and Albert Heijn Online increasing consumer sales by more than 30% compared to Q4 2014. Market share increased significantly for the fourth quarter as well as for the full year compared to last year. We expect underlying operating margin to be broadly in line with the previous quarter.

In the Czech Republic, sales adjusted for an additional week in 2015 decreased 1.8% at constant exchange rates compared to the fourth quarter of 2014. Identical sales excluding gas decreased 0.5% compared to Q4 2014. During the fourth quarter, the sales performance of the former large SPAR stores improved, while the supermarkets continue to perform well.

We expect free cash flow for the year to be ahead of last year, including the capital required for the conversion of the acquired A&P stores.

Press Office: +31 88 659 5134 Investor Relations: +31 88 659 5213 www.ahold.com Follow us on Twitter: @AholdNews	Page 1/4

Trading statement Fourth quarter and Full year 2015

Net sales overview

€ million	Q4 2015 (13 weeks)	Q4 2014 (12 weeks)	% change	% change constant rates	FY 2015 (53 weeks)	FY 2014 (52 weeks)	% change	% change constant rates
Ahold USA	6,060	4,789	26.5%	10.7%	23,732	19,557	21.3%	1.4%
The Netherlands	3,265	2,839	15.0%	15.0%	12,699	11,696	8.6%	8.6%
Czech Republic	461	433	6.5%	4.2%	1,772	1,521	16.5%	15.3%

Ahold Group[1]	9,786	8,061	21.4%	11.8%	38,203	32,774	16.6%	4.3%

1.	Net sales in the fourth quarter and for the full year 2015 increased 3.1% and 2.3%, respectively, at constant exchange rates and on an adjusted basis (see below).

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Trading statement Fourth quarter and Full year 2015

Net sales overview on an adjusted basis

€ million	Q4 2015 (13 weeks)	Q4 2014 (13 weeks)	% change	% change constant rates	FY 2015 (53 weeks)	FY 2014 (53 weeks)	% change	% change constant rates
Ahold USA	6,060	5,192	16.7%	2.2%	23,732	19,960	18.9%	(0.5)%
The Netherlands	3,265	3,095	5.5%	5.5%	12,699	11,952	6.3%	6.3%
Czech Republic	461	460	0.2%	(1.8)%	1,772	1,548	14.5%	13.3%

Ahold Group[1]	9,786	8,747	11.9%	3.1%	38,203	33,460	14.2%	2.3%

1.	Excluding gas sales, net sales in the fourth quarter and for the full year 2015 increased 4.3% and 3.8%, respectively, at constant exchange rates and on an adjusted basis.

Sales performance by segment

Ahold USA

€ million	Q4 2015 (13 weeks)	Q4 2014 (12 weeks)	% change	FY 2015 (53 weeks)	FY 2014 (52 weeks)	% change
Net sales	6,060	4,789	26.5%	23,732	19,557	21.3%
Identical sales growth	(0.1)%	(0.7)%		(1.3)%	(0.4)%
Identical sales growth excluding gasoline	1.6%	0.3%		0.9%	(0.1)%
Comparable sales growth excluding gasoline	1.7%	0.4%		1.1%	0.1%

$ million
Net sales[1,2]	6,624	5,984	10.7%	26,350	25,976	1.4%
Average U.S. dollar exchange rate (euro per U.S. dollar)	0.9139	0.8001	14.2%	0.9001	0.7529	19.6%

1.	Net sales in U.S. dollar in the fourth quarter and for the full year 2015 increased 2.2% and decreased 0.5%, respectively, when compared to the adjusted fourth quarter and full year 2014 sales.
2.	Excluding gas sales, net sales in U.S. dollar in the fourth quarter and for the full year 2015 increased 4.1% and 1.8%, respectively, when compared to the adjusted fourth quarter and full year 2014 sales.

The Netherlands

€ million	Q4 2015 (13 weeks)	Q4 2014 (12 weeks)	% change	FY 2015 (53 weeks)	FY 2014 (52 weeks)	% change
Net sales[1]	3,265	2,839	15.0%	12,699	11,696	8.6%
Identical sales growth	3.2%	2.2%		3.2%	(0.5)%
Comparable sales growth	3.5%	2.6%		3.7%	(0.3)%

1.	Net sales in the fourth quarter and for the full year 2015 increased 5.5% and 6.3%, respectively, when compared to the adjusted fourth quarter and full year 2014 sales.

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Trading statement Fourth quarter and Full year 2015

Czech Republic

€ million	Q4 2015 (13 weeks)	Q4 2014 (12 weeks)	% change	FY 2015 (53 weeks)	FY 2014 (52 weeks)	% change
Net sales	461	433	6.5%	1,772	1,521	16.5%
Identical sales growth	(0.6)%	(1.1)%		(0.7)%	(1.8)%
Identical sales growth excluding gasoline	(0.5)%	(0.8)%		(0.5)%	(1.2)%
Comparable sales growth excluding gasoline	(0.4)%	(0.7)%		(0.4)%	(1.1)%

CZK million
Net sales[1]	12,479	11,977	4.2%	48,331	41,908	15.3%
Average Czech koruna exchange rate (euro per Czech koruna)	0.03696	0.03619	2.1%	0.03664	0.03632	0.9%

1.	Net sales in Czech koruna in the fourth quarter and for the full year 2015 decreased 1.8% and increased 13.3%, respectively, when compared to the adjusted fourth quarter and full year 2014 sales.

Net sales per channel

€ million	Q4 2015 (13 weeks)	Q4 2014 (12 weeks)	% change	% change constant rates	FY 2015 (53 weeks)	FY 2014 (52 weeks)	% change	% change constant rates
Online sales[1,2]	484	351	37.9%	32.5%	1,646	1,267	29.9%	21.7%
Stores sales[3]	9,302	7,710	20.6%	10.9%	36,557	31,507	16.0%	3.7%

Total net sales	9,786	8,061	21.4%	11.8%	38,203	32,774	16.6%	4.3%

1.	Online sales in the fourth quarter and for the full year 2015 increased 24.5% and 19.6%, respectively, at constant exchange rates and on an adjusted basis.
2.	Net consumer online sales increased 43.2% in the fourth quarter to €540 million, or 37.6% at constant exchange rates (FY 2015: increased 33.3% to €1,807 million, or 25.3% at constant exchange rates). Net consumer online sales in the fourth quarter and for the full year 2015 increased 29.1% and 23.1%, respectively, at constant exchange rates and on an adjusted basis.
3.	Store sales in the fourth quarter and for the full year 2015 increased 2.2% and 1.6%, respectively, at constant exchange rates and on an adjusted basis.

Store portfolio (including franchise stores)

	End of 2014	Opened / acquired	Closed / sold	End of 2015
Ahold USA[1]	768	29	(9)	788
The Netherlands[2]	2,105	69	(40)	2,134
Czech Republic	333	4	(6)	331

Total	3,206	102	(55)	3,253

1	The number of stores opened / acquired includes 25 former A&P stores.
2	The number of stores at the end of Q4 2015 includes 1,139 specialty stores (Etos and Gall & Gall) (Q4 2014: 1,139). In 2015, 17 former C1000 stores were converted to the Albert Heijn banner.

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Trading statement Fourth quarter and Full year 2015

Notes

The net sales figures presented in this trading statement are preliminary and unaudited.

Use of non-GAAP financial measures

This trading statement includes non-GAAP financial measures. The descriptions of these non-GAAP financial measures are included on page 37 of Ahold’s Annual Report 2014. The descriptions of new and clarifications of existing non-GAAP measures to explain the impact of the 53rd week on sales are included below.

Adjusted fourth quarter 2014 sales

Net sales in the fourth quarter of 2014 plus net sales in the first week of 2015. Ahold’s management believes that this measure provides an insight into the impact of an additional week in the current quarter when net sales are compared to the same quarter in the previous year.

Adjusted full year 2014 sales

Net sales in full year 2014 plus net sales in the first week of 2015. Ahold’s management believes that this measure provides an insight into the impact of an additional week in the current year when net sales are compared to the previous year.

The comparable periods for identical and comparable sales

The comparable periods for identical and comparable sales for the quarter and full year correspond to the adjusted fourth quarter 2014 and the adjusted full year 2014, respectively.

Ahold’s financial calendar

Ahold’s financial year 2015 included an additional 53rd week. This follows from our use of a 364-day calendar (13 four-week periods per year) that ends on the Sunday nearest to December 31. However, in certain years this requires an extra week to be added to the financial year in order to align our year end as closely as possible to the calendar year.

2016/02

Cautionary notice

Forward-looking statements

This press release includes forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those included in such statements. These forward-looking statements include, but are not limited to, statements as to underlying operating margins and cash flow, including the capital required for the conversion of the acquired A&P stores. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold’s ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition, Ahold’s ability to successfully implement and complete its plans and strategies, the benefits from and resources generated by Ahold’s plans and strategies being less than or different from those anticipated, changes in Ahold’s liquidity needs, the actions of competitors and third parties and other factors discussed in Ahold’s public filings and other disclosures. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not assume any obligation to update any public information or forward-looking statements in this press release to reflect subsequent events or circumstances, except as may be required by applicable laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of “Royal Ahold” or simply “Ahold.”

Trading statement Fourth quarter and Full year 2015

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated;

the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

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